Exhibit 99.4

April 25, 2019

The Board of Directors

SORL Auto Parts, Inc.

NO. 2666 Kaifaqu Avenue,

Ruian Economic Development District,

Ruian City, Zhejiang Province 325200

People’s Republic of China

Dear Members of the Board of Directors:

Mr. Xiaoping Zhang, Ms. Shuping Chi, Mr. Xiaofeng Zhang and Ruili Group Co., Ltd. (collectively, “us,” “we” or the “Consortium”) are pleased to submit this proposal to acquire all outstanding shares of common stock (“Shares”) of SORL Auto Parts, Inc. (the “Company”) that are not currently owned by the members of the Consortium at a purchase price of $4.26 per Share in cash.

The $4.26 per Share price of our proposal represents a 13.90% premium over Company’s last closing price, a premium of approximately 35.64% to its average closing price during the last 30 trading days, and a premium of approximately 36.93% to its average closing price during the last 60 trading days.

As you know, the members of the Consortium currently beneficially own in aggregate approximately 58.9% of all the issued and outstanding Shares, and a number of the Company’s directors are members of the Consortium or were nominated by members of the Consortium. We agree that the Company’s board of directors should appoint a special committee of independent and disinterested directors to consider our proposed transaction and make a recommendation to the board of directors. We further agree that the special committee shall retain its own independent legal and financial advisors to assist in its review of our proposed transaction. We will not move forward with the transaction unless it is approved by such special committee.

None of the Company’s directors who are members of the Consortium or were nominated by any members of the Consortium will participate in the consideration of our proposal by the Company, the special committee or the special committee’s advisors. In addition, the transaction will be subject to a non-waivable condition requiring approval of a majority of the Shares not owned by us or our affiliates.

We currently intend that following completion of the proposed transaction, the Company’s business will continue to be run in a manner that is generally consistent with its current operations and we do not currently contemplate making any significant changes in the Company’s strategic or operating philosophy or its business. We intend to implement the proposed transaction in a manner that will ensure that the Company will become a wholly-owned subsidiary of Ruili Group Co., Ltd (“Ruili”) and/or its affiliates, following which the Company would proceed to operate as a separate company 100% owned by Ruili and/or its affiliates.

Given our knowledge of the Company, we are in a position to complete the transaction in an expedited manner and to promptly enter into discussions regarding a merger agreement with the special committee and its advisors providing for the acquisition of the remaining Shares that are not currently owned by us. We expect that the merger agreement will provide for representations, warranties, covenants and conditions that are typical, customary and appropriate for transactions of this type. We intend to fund the proposed transaction with cash on hand. Accordingly, our proposal would not be subject to any uncertainty or delay with respect to any debt financing, and the proposed transaction will not be subject to a financing condition.

In considering our proposal, you should know that in our capacity as a shareholder of the Company we are interested only in acquiring the Shares not already owned by us and that in such capacity we have no interest in selling any of the Shares owned by us nor would we expect, in our capacity as a shareholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

We have engaged O’Melveny & Myers LLP as our legal advisor and Huatai United Securities Co., Ltd. as our financial advisor for the proposed transaction.

Due to our obligations under the securities laws, we intend to timely file a Schedule 13D amendment with the Securities and Exchange Commission to disclose this proposal. However, we are sure that you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed a definitive merger agreement relating to the proposed transaction or terminated our discussions.

This letter constitutes only a preliminary indication of our interest and does not constitute any binding commitment with respect to the transactions proposed in this letter or any other transaction. No agreement, arrangement or understanding between us and the Company relating to any proposed transaction will be created until such time as definitive documentation has been executed and delivered by us and the Company and all other appropriate parties.

We believe that our proposal represents an attractive opportunity for the Company’s shareholders to receive a significant premium to the current and recent Share prices. We welcome the opportunity to meet with the special committee and/or its advisors to discuss our proposal.

Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

[signatures page follows]

Sincerely,

By:	/s/ Xiaoping Zhang
Xiaoping Zhang

By:	/s/ Shuping Chi
Shuping Chi

By:	/s/ Xiaofeng Zhang
Xiaofeng Zhang

Ruili Group Co., Ltd.

By:	/s/ Xiaoping Zhang
Name:	Xiaoping Zhang
Title:	Chairman of the Board